ONYX SERVICE & SOLUTIONS, INC.

7337 Oswego Road Liverpool, NY 13090

December 20, 2010

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Mark Webb (Legal Branch Chief)

Re:

Onyx Service & Solutions, Inc.

Amendment No. 1 to Registration Statement on Form S-1/A

File No. 333-165370

Filed November 10, 2010

Dear Mr. Webb:

We are responding to comments contained in the Staff letter, dated November 18, 2010, addressed to Ms. Mary Passalaqua, the Company’s President and Chief Executive Officer, with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1/A filed on November 18, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Amendment No.1 to Registration Statement on Form S-1/A filed November 10, 2010 Risk Factors, page 7

1.

The first Risk Factor on page 8 (“Mary Passalaqua, our chief executive officer and president, also serves as our Principal Financial Officer...”) refers Ms. Passalaqua's role in assisting your independent auditors audit your financial statements. However, you have not included any Onyx Service & Solutions audited financials in this Registration Statement. Please revise your document as appropriate.

Response:

Noted.  We propose to amend our disclosure regarding Ms. Mary Passalaqua in the risk factor on page 8 as follows, with the amendment underlined for your ease of reference:

Mary Passalaqua, our chief executive officer and president, also serves as our Principal Financial Officer. Her lack of financial expertise renders her reliant on outside financial advisors, including our independent public auditors.

Mary Passalaqua, our Chief Executive Officer, President and director, serves as our Principal Executive Officer and Principal Financial Officer. A Principal Financial Officer’s duties include oversight of the financial condition of a company, including assisting the Company’s independent auditors with ~~Company’s fiscal year audit and result of operations and~~ preparation of the Company’s unaudited financial statements and results of operations for the Company’s fiscal year and each of the quarters of the Company’s fiscal year. Also, a reporting company’s Principal Financial Officer is required to sign the company’s periodic reports as such and attest as the veracity of such company’s disclosure, including, but not limited to the company’s financial statements and internal controls and procedures. Due to Ms. Passalaqua’s lack of financial expertise, especially in the ATM industry, she is reliant on outside financial advisors, including our independent public auditors.

The Offering, page 14

2.

Please include an entry in this section for the price of common stock.

Response:

Noted. We propose to add an entry for the price of common stock as follows, with the amendment underlined for your ease of reference:

THE OFFERING

This prospectus relates to 309,000 shares of the Common Stock of the Company.

The Company	Onyx Service & Solutions, Inc.

Selling stockholders

The selling stockholders named in this prospectus are existing stockholders of our Company who purchased shares of our Common Stock from us in the private placement transactions consummated on March 3, 2010, 2010. The issuance of the shares by us to the selling stockholders was exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act. See “Selling Stockholders.”

Capitalization

Common Stock, par value $0.0001 per share

250,000,000 authorized

4,309,000 issued and outstanding as of November 9, 2010

Preferred Stock, par value $0.0001 per share

10,000,000 authorized

None  issued and outstanding as of  November 9, 2010

Common Stock outstanding prior to offering	4,309,000

Common Stock offered by Company	0

Total shares of Common Stock offered by selling stockholders	309,000

Common Stock to be outstanding after the offering	4,309,000

Offering price	$0.25

Use of Proceeds	We will not receive any of the proceeds of sale of the shares of Common Stock by the selling stockholders.

Risk Factors	See “Risk Factors” beginning on page 8 and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in shares of our common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations Period Including January 1, 2009 through Eleven Months Ended November 25, 2009 Compared to Twelve Months Ended December 31, 2008, page 19

3.

We note your response and revisions to prior comment 3 from our letter dated April 2, 2010. Please further revise this section to provide a more detailed and thorough discussion of changes in your results of operations from period to period. Refer to Item 303(A)(3) of Regulation S-K for guidance.

Response:

Noted. We propose to replace this entire section with the following:

NINE MONTHS ENDED AUGUST 31, 2010

REVENUES

The Company had total Revenue for the Nine Months Ended August 31, 2010 of $17,190.  This reflects a decrease of $1,963 when compared to the total revenue of $19,153 for the Nine Months Ended August 31, 2009 for Fresca World Wide Trading Inc.  This change is primarily attributed to a decrease in transactions on the system.

The Company had Interexchange Revenue for the Nine Months Ended August 31, 2010 of $6,634.  This reflects a decrease of $1,896 when compared to the Interexchange Revenue of $4,468 of Nine Months Ended August 31, 2009 for Fresca World Wide Trading Inc.  This is primarily attributed to a decrease in the number of ATM’s which Interexchange Revenue is received.

The Company had Surcharge Revenue for the Nine Months Ended August 31, 2010 of $10,826.   This reflects a decrease of $3,756 when compared to $14,582 for the Nine Months Ended August 31, 2009 for Fresca World Wide Trading Inc.   This decrease is primarily attributed to a decrease in the number of transactions.

COSTS OF SALES

Our overall cost of sales decreased $464 or 11.44% to $4,055 for the period ended August 31, 2010  from $4,548 for the Nine Months ended August 31, 2009.  This change is primarily attributed to a decrease  in ATM Phone supplies purchased.

Our commissions increased $955 or 47.34% from $1,022 for the period ended August 31, 2009 to $2,017 for the period ended August 31, 2010.  This increase is due to a increase in the number of vendors receiving commission.

Our cost for ATM phone lines and supplies decreased $1,722 or 68.33% from $ 2,520 for the Nine Months ended August 31, 2009 to $798 for the Nine months ended August 31, 2010.  This decrease is primarily due to a decrease in ATM Phone supplies purchased.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the period ended August 31, 2010 are $22,471.   This is a decrease of $3,196 or 12.33% when compared to $25,903 for the period ended August 31, 2009. This decrease consists primarily of decreased in bank service charges and outside services.

Net Loss from Operations

We had net loss of $9,532 for the period ended August 31, 2010 as compared to a net loss of $10,113 for the period ended August 31, 2009. This increase was due to a decrease in Sales and General and Administrative Expenses for the period ended August 31, 2010.

Liquidity and Capital Resources

Our primary liquidity and capital resource needs are to finance the costs of our operations.

As of August 31, 2010 we had $51,546 cash on hand, compared to $4,228 as of August 31, 2009.

We believe that we will continue to need investing and financing activities to fund operations.

Net cash used by operating activities was $27,419 during the Nine Months Ended August 31, 2010, mainly representative of a decrease in Accounts Payable during 2010. This compares to net cash used in operating activities of $2,015 for the nine-month period ended August 31, 2009..

Net cash provided by investing activities was $0 during the nine-month period ended August 31, 2010.  This compares to net cash provided by investing activities of $1,477 for the nine-month period ended August 31, 2009 representative of proceeds from sale of equipment.

Net cash provided by financial activities was $74,315 during nine-months ended August 31, 2010, mainly representing the increase in sale of stock.  This compares to net cash provided by financing activities of $4,766 for the nine-month period ended August 31, 2009.

We believe that our results of operations will provide us with the necessary funds to satisfy our liquidity needs for the next 3 months. To the extent they are not, however, our principal stockholders have agreed to fund our operations for the next twelve-month period and beyond.

Working Capital

As of August 31, 2010, we had total current assets of $68,847, and total current liabilities of $8,314 which results in working capital of $60,532 as compared to total current assets of $4,711 and total current liabilities of $56,460 resulting in a deficit in working capital of $16,167 as of December 31, 2009.

Business, page 22

4.

We note your response to comment 8 of our letter dated April 2, 2010. Please revise the business section of your Registration Statement to include a discussion of Fresca in accordance with the requirements of Section 101(h) of Regulation S-K.

Response:

Noted. We propose to add the following disclosure regarding Fresca under “BUSINESS” section.

Fresca

Overview

Fresca was formed under the laws of the State of Nevada on December 29, 2003. Fresca was inactive from the date of formation until February 10, 2006 when it entered into an asset purchase agreement with Cobalt Blue, LLC (“Cobalt”), a New York company, for the purchase of Cobalt’s ATM assets. Fresca paid Cobalt $10,000 for the purchase of its ATM assets on February 10, 2006. Prior to acquisition of Cobalt’s ATM’s, Fresca had no operations or assets.

Fresca was a provider of both privately-owned and company-owned Automatic Teller Machines, or ATM’s, in Onondaga County in upstate New York until February 2010. Fresca received revenues from the collection of the surcharge revenues and inter-exchange revenues.

During the third quarter of 2009, Fresca decided to discontinue the operations of its ATM business and implemented a plan to dispose of the assets and liabilities related to this line of business. On February 10, 2010, Fresca entered into an Agreement of Merger and Plan of Reorganization (the “Merger Agreement”) with Go Solar USA, Inc., a privately held Wyoming corporation, which merged with and into Fresca pursuant to the Merger Agreement.

All disclosure regarding Fresca under this section only refers to the legacy operations of Fresca prior to November 25, 2009, and is therefore not indicative of the operations, nor results of such operations, of Fresca on a continuing basis.

ATMs

Fresca deployed and operated ATM’s primarily under the following two programs:

Full placement program. Under a full placement arrangement, Fresca owned the ATM and was responsible for controlling substantially all aspects of its operation including maintenance, cash management and loading, supplies, signage and telecommunications services. Fresca may pay site owners a commission based on a percentage of sales. Fresca was generally responsible for almost all of the expenses related to the operation of the ATM with the exception of power and, on occasion, telecommunications. Fresca typically used this program for major regional merchants.

Merchant-owned program. Under a merchant-owned arrangement, the merchant (or, for a merchant using lease financing, its lease finance provider) typically bought the ATM through Fresca and the merchant was responsible for most of the operating expenses such as maintenance, cash management and loading, and supplies. Fresca typically provided all transaction processing services, and the merchants use its maintenance services from time to time. The rental program was similar to the merchant-owned program, except that the merchant rented the ATM from Fresca rather than purchasing it, and Fresca provided the maintenance and supplies for the machine.

Most of Fresca’s new ATM’s feature advanced functionality, diagnostics and ease of use including color displays, personal computer-based operating systems, thermal printing, dial-up and remote monitoring capabilities, and upgrade and capacity-expansion capability. All machines can perform basic cash dispensing and balance inquiry transactions, transmit on-screen marketing, dispense coupons and conduct marketing surveys. Most of Fresca’s equipment was modular in design, which allowed Fresca to be flexible and accommodating to the needs of its clients as technology advances.

Typical ATM Transaction

In a typical ATM transaction in Fresca’ network, a debit or credit cardholder inserted a credit or debit card into an ATM to withdraw funds or obtain a balance inquiry. The transaction was routed from the ATM to a processing center at Meta Bank. First Data or Columbus Data by dedicated dial-up communication links. The processing center computers identified the card issuer by the bank identification number contained within the card's magnetic strip. The transaction was then switched to the local issuing bank or card organization (or its designated processor) for authorization. Once the authorization was received, the authorization message was routed back to the ATM and the transaction was completed.

Authorization of ATM Transactions

Transactions processed on ATMs in Fresca’s network were the responsibility of the card issuer. Fresca was not liable for dispensing cash in error if it received a proper authorization message from a card issuer.

Transaction Volumes

Fresca monitored the number of transactions that were made by cardholders on ATMs in its network. The transaction volumes processed on any given ATM were affected by a number of factors, including location of the ATM, the amount of time the ATM has been installed at that location, and market demographics. The number of transactions on a newly installed ATM was initially very low and increased for a period of three to nine months after installation as consumers became familiar with the location of the machine.

ATM Locations

Fresca devoted significant effort to the selection of locations that would generate high cardholder utilization and attempted to identify locations in areas with high pedestrian counts where people needed access to cash and where use of the ATM was convenient and secure. Key target locations for Fresca’s ATMs included the following:

•

convenience stores and combination convenience stores and gas stations,

•

regional retailers,

•

bars/clubs,

•

theaters, and

•

bowling alleys.

Fresca entered into leases for its ATM locations. The leases generally provided for the payment to the lessor of either a portion of the fees generated by use of the ATM or a fixed monthly rent. Most of its leases had a term of approximately five years with a five-year renewable terms. Fresca generally had the right to terminate a lease if the ATM did not meet certain performance standards. The lessor generally had the right to terminate a lease before the end of the lease term if Fresca breached the lease agreement or became the debtor in a bankruptcy proceeding.

ATM Suppliers

Fresca purchasedits ATMs from Triton Systems and to a lesser extent, from Tranax Corporation. Fresca believed that the large quantity of ATM’s it purchased from these manufacturers enabledit to receive favorable pricing. In addition, it maintained close working relationships with these manufacturers in the course of its business, allowing it to stay informed regarding product updates and to minimize technical problems with purchased equipment. Although it purchased a majority of its ATM’s from Triton Systems, it believed that its relationships with Tranax Corporation was good and that it would be able to purchase the ATM’s it required from them if it was no longer able to purchase ATM’s from Triton Systems.

Merchant Customers

Fresca had contracts with regional merchants and with numerous independent store operators. Fresca did not rely on a single merchant for its revenues.

Breach of Contracts

Although Fresca’s merchant-owned ATM customers had multi-year contracts with it for transaction processing services, due to competition, some of these customers mightit for its competitors prior to the expiration of their contracts, or may not renew their contracts upon their expiration. Additionally, some merchants might sell or close their stores. When these events occur, Fresca pursued these customers to continue to utilize its processing services or alternatively, in the event they terminated their relationship with Fresca prior to the expiration of their contacts, Fresca sought payment of damages under a breach of contract clause in the contracts.

Competition

Fresca’s principal competition arose from other independent sales organizations, or ISOs, similar to Fresca including Innovus, TRM Corp, IMS and Cardtronics. Fresca also competed with numerous national and regional banks that operate ATM’s at their branches and at other non-branch locations.

Competitive factors in the Fresca’s business included network availability and response time, price to both the card issuer and to its customers, and ATM locations. Fresca’s principal competitors were national ATM companies that have a dominant share of the market. These companies have greater sales, financial, production, distribution and marketing resources than Fresca.

Fresca had identified the following additional categories of ATM network operators:

•

Financial Institutions

•

Credit Card Processors

•

Third Party Operators

•

Companies with the capability to provide both back office services and ATM management services

•

Consolidators in the business such as TRM/E-Funds and Cardtronics/E-Trade

In April 1996, national debit and credit card organizations changed the rules applicable to their members to permit the imposition of surcharge/convenience fees. Since such time, there has been increased competition, both from existing ATM network operators and from new companies entering the industry.

ATM Network Technology

Most of the ATM’s in Fresca’s network were manufactured by Triton and Tranax. Due to the wide range of advanced technology available, Fresca was able to supply its customers with state-of-the-art ATMs providing electronic features and reliability through sophisticated diagnostics and self-testing routines. The various machine types performed functions ranging from the basic routines, which include dispensing cash, displaying account information, and providing a receipt to the user, to more sophisticated routines such as dispensing stamps or coupons and providing advertising revenue through the use of monochrome or color monitor graphics. Many of Fresca’s ATMs were modular and upgradeable so it might adapt them to provide additional services in response to changing technology and consumer demand. Fresca’s field services staff tested each ATM prior to placing it in service.

Vault Cash

Fresca used its own cash for three ATMs in New York State. The vault cash was replenished periodically based upon cash withdrawals. For the remaining ATMs in Fresca’s network, such as merchant-owned ATMs, ATMs owned by other third party owners, the vault cash was replenished by such merchants or other third parties.

Intellectual Property

Fresca did not have any trademarks nor any software copyrights.

Research and Development

Fresca did not have any research and development activities.

Regulatory Matters

Surcharge Regulation. The imposition of surcharge fees is not currently subject to federal regulation. However, several states have banned companies from imposing such fees, generally as a result of activities of consumer advocacy groups that believe that transaction fees are unfair to users. There have been, however, various state and local efforts in the United States to ban or limit transaction fees. Fresca was not aware of any existing bans or limits on transaction fees applicable to it in any of the jurisdictions in which it did business.

Fresca’s ATM business was subject to government and industry regulations, which are described below.

Electronic Funds Transfer Act. The United States Electronic Funds Transfer Act, while directed principally at banks and other financial institutions, also has provisions that applied to Fresca. In particular, the act requires ATM operators who impose withdrawal fees to notify a customer of the withdrawal fee before the customer completes a withdrawal and incurs the fee. Notification must be made through signs placed at or on the ATM and by notification either on the ATM screen or through a print-out from the ATM. All of Fresca’s ATMs provided both types of notification.

Anti-fraud Initiatives.  Because of reported instances of fraudulent use of ATM’s, legislation is pending that would require state or federal licensing and background checks of ATM operators. There are proposals pending in some jurisdictions, including New York and New Jersey, which would require merchants that are not financial institutions to be licensed in order to maintain an ATM on their premises; other jurisdictions currently require such licensing. New licensing requirements could increase our cost of doing business in those markets.

Electronic Financial Transactions Network Regulations.  Electronic Financial Transactions Networks, or EFTN, has adopted extensive regulations that are applicable to various aspects of our operations and the operations of other ATM operators. These regulations include the encryption standards described more fully below and limitations on the maximum amount of cash that can be withdrawn from each machine. As described in “Triple DES” below, Fresca would need to convert its ATMs to the new encryption standards by their compliance dates. With respect to all other EFTN regulations, Fresca believed it was in material compliance and, if any deficiencies were discovered, it would be able to correct them before they had a material adverse impact on its business.

Network Regulations. National and regional networks have adopted extensive regulations that were applicable to various aspects of Fresca’s operations and the operations of other ATM network operators. Fresca believed that it was in material compliance with these regulations and, if any deficiencies were discovered, that it would be able to correct them before they had a material adverse impact on its business.

Triple DES.   The Digital Encryption Standard, or DES, is the encryption standard that ATM’s use to encrypt the personal identification number that is transmitted to the processing agent during an ATM transaction. Due to concerns over the increased processing power of computers and their potential to decode the DES encryption, MasterCard International (Mastercard) and VISA have advised all ATM operators that any ATM using its network must be compliant with the more rigorous and secure Triple Data Encryptions Standard Compliance “Triple DES” standard.

Triple DES uses an enhanced encryption key pad residing in ATM’s and point-of-sale terminals that makes it far more difficult for even the fastest computers to determine all the possible algorithmic combinations used to scramble the consumer’s personal identification number (PIN). The use of Single DES keys, while effective for decades without any known security breaches by computer hackers, is now thought to be vulnerable to today's faster computer processors.

The nation's largest PIN-based debit network, Star, which is owned by First Data Corp., a company based in Omaha, Nebraska, mandated that after June 30, 2003, all new and replacement ATM’s must be capable of supporting Triple DES transactions. MasterCard required every new or replaced ATM to be Triple DES compliant by April 1, 2002 and that all ATM’s that are installed or to be installed must be Triple DES compliant by March 31, 2005. VISA had given the networks until December 31, 2005 to be Triple DES compliant. All of Fresca’s ATMswere equipped with Triple DES encryption.

Employees

Fresca had one part-time employee as of November 25, 2009.

Fresca’s employee was not represented by a labor union. Fresca had not experienced work stoppages and consideredits employee relations to be good. Its business was highly automated and it outsourced specialized, repetitive functions such as cash delivery and security. As a result, Fresca’s labor requirements for operation of the network were relatively modest and were centered on monitoring activities to ensure service quality and cash reconciliation and control.

Code of Ethics, page 35

5.

We note your response to comment 14 of our letter dated April 2, 2010. The explanation of why you have not adopted a code of ethics is required to be disclosed in your Registration Statement. Please revise your Registration Statement as appropriate.

Response:

We have not adopted a code of ethics because, until recently, we have not been an operating company. We expect to prepare a Code of Ethics in the near future.  We propose to add the explanation for not having adopted a code of ethics as follows, with the amendment underlined for your ease of reference:

Code of Ethics

We have not adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions in that our officers and directors serves in all the above capacitiesand until recently, we have not been an operating company. We expect to prepare a Code of Ethics in the near future.

Financial Statements – Onyx Service and Solutions Inc. and Subsidiary General

6.

We note your response and revisions to prior comment 2 from our letter dated April 2, 2010. Please address the following related to Onyx Service and Solutions Inc. (Onyx):

a.

We note that you have removed your audited historical combined consolidated financial statements and information for Onyx for the five-day stub-period from November 25, 2009 (inception) through and ending November 30, 2009 (fiscal year end). Please revise to include this audited information, as well as your independent auditor's report over these financial statements.

b.

Revise to present unaudited interim combined consolidated financial statements and information for Onyx for the period from December 1, 2009 through the most recent interim fiscal period (e.g. the nine-month period ended August 31, 2010 as presented in your current amendment). Further, revise to present comparative unaudited interim combined consolidated financial statements and information for your predecessor entity for the same nine-month period for your statement of operations and statement of cash flows. Refer to Article 3 of Regulation S-X for guidance.

c.

Revise to include your independent auditor's consent, which was previously included in your original Form S-1 as Exhibit 23.

Response:

We have revised our filings to include all of the periods noted above.

Consolidated Statement of Cash Flows page F-5

7.

We note the line item “purchase of fixed assets” for $19,842 in your investing activities section of your statement of cash flows. However, we were unable to locate disclosure of this purchase in your financial statements (e.g. in your property and equipment footnote on page F-9). Further, per review of your consolidated balance sheet on page F-2, it does not appear that you hold any fixed assets as of period end. Please revise to clarify this discrepancy.

Response:

See revised financials for period ended November 30, 2009.  The Consolidated Statement of Cash Flow the “purchase of fixed assets” has been revised to read the “purchase of Fresca”.

Note 2. Summary of Significant Accounting, page F-6

8.

We note your disclosure on page F-9 that you “had no assets or liabilities that were measured and recognized at fair value on a non-recurring basis as of June 30, 2010 or 2009, and as such, had no assets or liabilities that fell into the tiers described above.” Please address the following:

a.

ASC 820 applies to both assets arid liabilities measured at fair value on a recurring and non-recurring basis. As such, please revise to provide the disclosures required by ASC 820 for all assets or liabilities measured at fair value on a recurring basis, or revise to clarify that you do not hold any such assets.

b.

Revise to disclose whether you held any assets or liabilities measured at fair value on either a recurring or non-recurring basis as of the latest period presented (e.g. as of August 31, 2010 for your current amendment).

Response:

We have revised our disclosures to include mention of both recurring and non-recurring assets and liabilities.  We have also updated our August 31, 2010 disclosures as requested above.

Note 7. Operating Lease, page F-12

9.

We note your disclosure here that you owe approximately $3,000 in rent due to Calloway Properties, a company owned by a related party. Please revise the face of your consolidated balance sheet to present this as an amount due to a related party.

Response:

We have revised our balance sheet to show this amount as due to a related party.

Financial Statements – Fresca Worldwide Trading Corporation and Subsidiary General

10.

We note your response and revisions to prior comment 2 from our letter dated April 2, 2010. Please address the following related to Fresca Worldwide Trading Corporation (FWTC):

a.

As previously requested, revise to include historical financial statements and information for FWTC for the fiscal year ended December 31, 2007 in addition to the periods you already present in this Amendment. Refer to Article 3 of Regulation S-X for guidance.

b.

In addition, please revise your Management's Discussion and Analysis section to disclose information required by Item 303 of Regulation S-K related to changes in FWTC's results of operations between the fiscal years ended December 31, 2008 and 2007.

c.

We note the independent auditor's consent from M&K CPAS, PLLC included as Exhibit 23 refers to the report related to Onyx. However, it appears from the auditor's opinion on page F-15 that M&K CPAS, PLLC was the independent auditor for FWTC. Please revise your independent auditor's consent accordingly.

Response:

            We have revised our filings to include the period noted above.We have also updated our independent auditor’s consent accordingly.

We acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mary Passalaqua

Mary Passalaqua

President and Chief Executive Officer